04019495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III

SEC FILE NUMBER
8-20357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates, A Limited Partnership**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Eckert **(201) 871-0866**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Victoria Eckert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alpine Associates, A Limited Partnership**, as of **December 31**, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Eckert Corp., General Partner of Alpine Associates

Title

ELAINE GIORDANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 28, 2005

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Associates

100 Union Avenue
Cresskill, New Jersey 07626
(201) 871-0866

July 29, 2004

Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

Pursuant to the attached letter dated July 21, 2004 from Mr. Stephen Simon, we are enclosing new completed Form X-17A-5 Part III Facing Pages for the year 2003.

We expect that we will now be in compliance with SEC Rule 17a-5(d) and we will have now fulfilled our filing requirements for 2003.

Very truly yours,

Gerald Post

CHIEF FINANCIAL OFFICER

NASD

VIA CERTIFIED MAIL 7003 2260 0001 9624 0235

July 21, 2004

Victoria Eckert, President of General Partner
Alpine Associates, A Limited Partnership
100 Union Avenue
Cresskill, NJ 07626

Dear Ms. Eckert:

This acknowledges receipt of Alpine Associates, A Limited Partnership's December 31, 2003 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiencies:

> The signature of Oath or Affirmation page is not a duly authorized officer, general partner, or proprietor of member firm. Pursuant to SEC Rule 17a-5(e)(2) an Oath or Affirmation must be signed by duly authorized officer, general partner, or proprietor of member firm; and notarized.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulations T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com

Please respond to this matter by August 4, 2004. Questions may be addressed to Michael Marziliano, Special Investigator, at (732) 596-2036.

Sincerely,

Stephen Simon
Staff Supervisor

/li

Enclosure: Form X-17A-5 Part III Facing Page

cc: Tom McGowan, Assistant Director
Office of Financial Responsibility
Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

KPMG, LLP, Certified Public Accountant
757 Third Avenue
New York, NY 10017

Michael Marziliano, Special Investigator